Filed by Alpha Beta Netherlands Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
NYSE Euronext
(Commission File No. 001-33392)
Deutsche Börse
September 9, 2011

Deutsche Börse AG and NYSE Euronext announce that Alpha Beta Netherlands Holding N.V. will not pursue a takeover law squeeze-out of the remaining Deutsche Börse AG shareholders who have not tendered

Companies encourage all holders of the untendered Deutsche Börse AG shares to tender before the November 4 expiration

Deutsche Börse AG (XETRA:DB1) and NYSE Euronext (NYSE:NYX) today announced that the holding company of the merged group, Alpha Beta Netherlands Holding N.V. (“Holdco”) will not pursue a takeover law squeeze-out under, Section 39a and b of the German Securities Acquisition and Takeover Act, of the remaining Deutsche Börse shares that were not tendered in the original exchange offer made by Holdco.

In addition, the Companies also said that Holdco was not currently contemplating the implementation of a corporate squeeze-out under Section 327a et seq. of the German Stock Corporation Act, and that it was anticipated that Deutsche Börse would enter into a domination agreement. The companies encouraged all holders of the untendered Deutsche Börse shares to tender their shares under the terms of the original offer. Shareowners who tender their shares into the original offer will be eligible to receive the one-time special dividend of €2.00 per Holdco share from Holdco’s capital reserves anticipated to be paid shortly after closing of the transaction.

In July 2011, NYSE Euronext achieved overwhelming support from its shareholders for the proposed combination with Deutsche Börse in a special shareholder meeting. Shortly thereafter, 95.41 percent of the shares in Deutsche Börse AG were tendered under the exchange offer made by Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse by the end of the additional offer acceptance period on August 1, 2011 (midnight, CEST) 2011.

Duncan Niederauer, CEO of NYSE Euronext, commented: “The overwhelming support we received from both of our shareowner bases has provided us with the maximum flexibility to act in the long term best interest of the new company, and we intend to use this flexibility to generate the strongest possible returns for the future shareowners of Holdco .”

Gregor Pottmeyer, CFO of Deutsche Börse AG added: “Effecting a squeeze out is not at all necessary to achieve our financial and synergy goals. Deutsche Börse shareholders who have not yet accepted the exchange offer can do so at unchanged conditions until midnight CET on November 4, 2011.”

Pursuant to Section 39c of the German Securities Acquisition and Takeover Act shareholders who have not yet accepted the exchange offer made by Alpha Beta Netherlands Holding N.V. may elect to do so at unchanged conditions and exchange their shares for shares in Alpha Beta Netherlands Holding N.V. Such election has to be made within a period of three months after publication of the above acceptance rate of the exchange offer achieved by the end of the additional offer acceptance period of the exchange offer, i.e. until November 4, 2011 (midnight, CET).

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.